Midnight Candle Company
79013 Bayside Court
Indio, California 92203

November 12, 2009

To:	H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	Midnight Candle Company (the “Registrant”)
Form 10-K for the Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Period Ended March 31, 2009
Filed May 15, 2009
Form 10-Q for the Period Ended June 30, 2009
Filed August 14, 2009
File No.: 0-51842

Dear Mr. Owings:

The following are the Registrant’s responses and revisions to its filing pursuant to your letter dated September 30, 2009:

Form 10-K for the Year Ended December 31, 2008

Risk Factors, page 6

1.
We note your statement on page 16 of your quarterly report on Form 10-Q for the period ended June 30, 2009 that you have disabled your website.  In future filings, please provide risk factor disclosure stating the risks to your operations in not having an operational website and in not being able to raise sufficient capital to restart your website.

The Registrant will, in future filings, add the following risk factor disclosure:

We have no website with which to generate sales and may be unable to raise sufficient capital to reestablish our Internet presence.

We are a web-based company and expect materially all of our sales to be generated through a website.  Our website has been deactivated and we are currently attempting to design a new, more functional site.  Without an active website, we are unable to realize any sales or conduct any marketing activities to generate brand awareness.  However, we have limited resources and require additional financing to be able to redevelop our Internet site.  In the event we are unable to raise sufficient funds, we will be unable to generate sales and may be forced to go out of business.

Re: Midnight Candle Company
November 12, 2009

Management's Discussion and Plan of Operations, page 10

2.
In this section, and in similar sections in your quarterly reports, you discuss the changes in operation and cash flow amounts between the periods.  However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements.  Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes.  Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these arc examples only and not an exhaustive list of the revisions you should make:

The Registrant affirms that, in future filings, it will expand the information in the Management’s Discussion and Plan of Operation to explain reasons for period-to-period changes.

•
You state that you incurred operating expenses in the year ended December 31, 2008 consisting of $8,889 in professional fees and $1,731 in general and administrative fees. Similarly, in the year ended December 31, 2007, you incurred operating expenses of $6,121 in professional fees and $807 in general and administrative fees.  Also, we note that in the year ended December 31, 2008 you did not generate any revenues, nor did you incur any costs of goods sold. Please identify the underlying causes, reasons, and factors for your greater expenses in the year ended December 31, 2008 than in the same period in 2007 even though you did not incur any costs of goods sold and did not generate revenue in 2008 but you generated $49 from the sales of your candle merchandise in 2007.

The Registrant incurred higher fees related to periodic public reporting, including accounting and Edgarization fees, in the year ended December 31, 2008 as opposed to the year ended December 31, 2007.

•
Please disclose your costs of the $49 worth of goods sold in the year ended December 31, 2007, discuss the reasons for the underlying causes of these costs, and quantify the factors contributing to your costs, if possible.

During the year ended December 31, 2007, cost of goods related to the sale of $49 worth of items was $33.  However, a purchase discount of $33 provided by the supplier was recorded and netted against cost of goods sold, resulting in a net cost of goods sold in the amount of $0 during the year ended December 31, 2007.

•
In your annual and quarterly reports, you state that your professional fees consisted of accounting, legal, and other similar fees and that your general and administrative fees consisted of general office expenses, such as postage, supplies, and printing. Please describe the "other similar fees" to which you refer and discuss in greater detail the services you received for the accounting, legal, and other similar fees and quantify the office expenses, if possible.

Professional fees include, specifically:

•	accounting fees charged related to quarterly reviews and annual audits,
•	tax preparation fees,
•	transfer agent fees and
•	Edgarization fees.

Office expenses amounted to $360 and $473 in the years ended December 31, 2008 and 2007, respectively.

Re: Midnight Candle Company
November 12, 2009

3.
In future filings, please expand this section, and similar sections in your quarterly reports, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should make:

The Registrant affirms that, in future filings, it will expand the information in the Management’s Discussion and Plan of Operation to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way

•
In the third paragraph on page 11 of your annual report, you state that you will need to raise additional capital to meet your expenses and continue as a going concern over the next 12 months by issuing capital stock or debt instruments in exchange for cash. Also, on page 16 of your quarterly report on Form 10-Q for the period ended June 30, 2009, you state that you will require approximately $30,000 in additional funds to expand your operations and realize revenues. Please discuss your plans for raising cash, specifically the $30,000 you mention, by issuing capital stock or debt instruments, if any. If you have no plans in effect to issue capital stock or debt instruments at this time, please disclose this fact.

As of the dates of the reports identified by the Commission, the Registrant had no specific plans for raising additional capital.  Merely, the Registrant estimated it would require a minimum of $30,000 to continue as a going concern for a period of at least 12 months.  In future filings, the Registrant will disclose clearly that it has no plan(s) in effect to issue capital stock of debt instruments, if true.

•
In the second paragraph of your quarterly report on Form 10-Q for the period ended June 30, 2009 under the subsection entitled, "Plan of Operation," you state that your management believes that there exists opportunities to acquire inventory from wholesalers and liquidators at both a lower price point and more reasonable terms. Also, you state that, "with no scientific data to support such," you have observed that the economic downturn has forced numerous of your competitors and suppliers to reduce inventory or go out of business, so you believe that you can enter the market and realize a higher profit margin than you had historically been able to realize. Further, you state that more vendors are willing to "drop ship merchandise," provide more lenient credit terms, and allow for smaller minimum purchase orders. Please disclose the bases for each of these beliefs, the plans you have in effect to take advantage of these possible opportunities, and how your plans to take advantage of these opportunities will impact you.

From August 9-12, 2009, an officer of the Registrant attended the ASD/ASM Trade Show in Las Vegas, Nevada.  At such event, in excess of 2,950 exhibitors were in attendance.  Informal conversations with various wholesalers and manufacturers revealed a willingness to drop ship merchandise, provide more lenient credit terms, and allow for smaller minimum purchase orders.

The Registrant has been seeking debt or equity financing with which to acquire inventory, and therefore take advantage of the opportunities at large.

•
Also, in that subsection of that quarterly report, you state that you have disabled your website. Please explain the reason that you disabled your website, when you believe you will have the website operational and the impact this action has already had, and will continue to have, on your financial condition, operating performance, revenues, income, and liquidity.

Re: Midnight Candle Company
November 12, 2009

The Registrant disabled its website in order to redesign and re-launch it.  The Registrant, as addressed in its response to Comment Number 1 of the Commission’s letter, dated September 30, 2009, has been and will continue to be unable to generate any revenues until a website is available for consumers to browse.

The Registrant currently anticipates having a website re-launched by November 30, 2009, although that target date depends primarily upon availability of working capital and a web designer being able to complete and publish a new website by that date.

•
On page 16 of your quarterly report of Form 10-Q for the period ended June 30, 2009, you state that you plan to undertake three general steps to become profitable, including acquiring inventory by identifying certain manufacturers, vendors, and liquidators, redesigning your website, and designing a marketing and advertising program. Please discuss in greater detail the manner in which you plan to identify manufacturers, vendors, and liquidators, redesign your website, and design a marketing and advertising program.

The Registrant affirms that, in future filings, it will expand the disclosure in this section to explain that it has:

•	Obtained a list of potential vendors/manufacturers from attending a trade show in August 2009,
•	Begun to draft content for its redesigned website and
•	Is attempting to locate a web consulting firm to assist and advise with an Internet marketing and advertising program.

Controls and Procedures, page 28

Evaluation of Disclosure Controls and Procedures, page 28

4.
You state here and in your quarterly reports that your disclosure controls and procedures were not effective because of one material weakness in your internal control over financial reporting, which you state is your inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews. However, we note that there were, in fact, three material weaknesses in your internal control over financial reporting, including the lack of a functioning audit committee, the inadequate segregation of duties, and the ineffective controls over period end financial disclosure and reporting processes. In this regard, you state that the material weaknesses of inadequate segregation of duties and the ineffective controls over period end financial disclosure and reporting processes "did not have an effect on our financial results," but that the material weakness of your lack of a functioning audit committee "could result in a material misstatement of [y]our financial statements in future periods." Therefore, please tell us, and disclose in future filings, why management concluded that your disclosure controls and procedures were ineffective based on the material weakness in your internal control over financial reporting of inadequate staffing and supervision, but your management also concluded that this material weakness did not have an effect on your financial results.

The Registrant affirms that, in future filings, it will disclose that the three material weaknesses identified by the Commission did have a material effect on its financial results and the reporting of such results.

Changes in Internal Control over Financial Reporting, page 29

5.
Please tell us, and disclose in future filings, why you did not have any changes to your internal control over financial reporting even though your internal control over financial reporting was not effective.

The Registrant had attempted to contract third-party accounting firms to assist with the evaluation, testing and changing of our current internal controls over financial reporting.  However, the cost of having an accounting firm provide such services has proven prohibitive.  The Registrant has been attempting to establish effective internal controls through its interpretations of the various published doctrines; to date, however, its internal controls have not been effective.

Re: Midnight Candle Company
November 12, 2009

Directors Executive Officers and Corporate Governance, page 30

6.
You must disclose the business experience of all of your officers, directors, and key employees during the past five years without gaps or ambiguities, including each person's principal occupations and employment, the name and principal business of any corporation or other business association, and whether any of the business associations are your parent, subsidiary, or other affiliate. See Item 401(0(1) of Regulation S-K. In future filings, please disclose Helen Cary's duties and responsibilities in her employment at FX Currency Trading. Also, please disclose the various document preparation and advisory services the Nascent Group, Inc. offers.

The Registrant affirms that, in future filings, it will disclose Ms. Cary’s duties and responsibilities in her tenure at FX Currency Trading as an outside independent contractor providing secretarial services, such as answering telephone calls, filing paperwork and other general office duties.

The various document preparation and advisory services that Nascent Group, Inc. offers include, without limitation: bookkeeping, corporation filings, resident agent services and financial modeling.

Security Ownership of Certain Beneficial Owners and Management, page 32

7.
You must provide the security ownership information for each of the named executive officers as defined in Item 402(a)(3) to Regulation S-K. See Item 403(b) of Regulation S-K. Therefore, in future filings, please disclose the security ownership of Patrick Deparini.

The Registrant affirms that, in future filings, it will disclose that Patrick Deparini holds no security ownership position in the Registrant’s securities.

8.
Of the number of shares owned by each individual in the table, in future filings, please state in a footnote to the table, the amount of shares that the listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privileges, or similar obligations. Please state if there are none of these arrangements. See Item 403(b) of Regulation S-K,

The Registrant affirms that, in future filings, it will disclose that there exist that the listed beneficial owner(s) have no right to acquire any options, warrants, rights, conversion privileges, or similar obligations at any time in the future.

Certain Relationships and Related Party Transactions, and Director…page 33

9.
In future filings, please disclose whether the terms in your transactions and agreements with related parties were comparable to terms you could have obtained in transactions with unaffiliated third parties. If not, please disclose any beneficial terms the related-party received in the transaction.

The Registrant affirms that, in future filings, it will disclose that the terms of any agreements and transactions with related parties are not comparable to terms the Registrant could have obtained in transactions with unaffiliated third-parties, and that the Registrant obtained terms more beneficial to itself than to related-parties.

10.
On page 11 of your annual report, you state that Helen Cary has loaned you an aggregate of $15,000 through December 31, 2008. Also, it appears that this loan may have been extended based on your disclosure in your quarterly reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009. In future filings, please disclose this loan and its terms in this section as required by Item 404(d) of Regulation S-K.

The Registrant affirms that, in future filings, it will disclose the amended terms of the notes payable.

Re: Midnight Candle Company
November 12, 2009

11.
In this regard, in the last sentence on page 15 of your quarterly report on Form 10-Q for the period ended June 30, 2009, you state that, as of August 12, 2009, you have reached an agreement with the related-party holder of $15,000 in notes payable to extend the due dates of these note indefinitely and for all balances to be due on demand. In future filings, please disclose this related-party and the amended terms of the related-party transaction as required by Item 404(d) of Regulation S-K. •

The Registrant affirms that, in future filings, it will disclose the related party to be Ms. Cary, as well as the amended terms of the notes payable.

The Registrant further acknowledges that:

1.	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Wendy E. Miller, Esq. at (949) 400-8913 or the undersigned at (760) 772-1872.

Sincerely,

/s/ Helen C. Cary

Helen C. Cary
President